RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Engages German Investor Awareness and Digital Marketing Consultants

VANCOUVER, BC, NOVEMBER 20th, 2024 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) The Company has engaged Investment-Zirkel-München ("IZM") that offers several services for German language investor awareness including news dissemination, conference calls, real-time investor forums and an active investors network throughout Europe. IZM has a select investor following that participate in both financings and open market buying. The IZM contract is for a two-year term at a cost of CAD$25,000.

IZM has a business address at Lena-Chris-Str 9, Nuebiberg, Germany.  The services to be provided will be overseen by Mathias Voigt, President of the company, who can be contacted at mv@i-z-m.info.  Mr. Voigt owns 150,000 shares of the Company.

Caitlin Jeffs, President of Red Metal, stated, "IZM offers access to a diverse network throughout Germany, Switzerland and Austria, giving Red Metal a broad spectrum of potential investors."

Red Metal Resources announces that it has engaged the services of Free Market Media Ltd. ("Free Market Media") to help raise online marketing awareness and provide a comprehensive digital media campaign. Free Market Media is based out of Langley, BC, and its principal is Brent Rusin. Mr. Rusin can be reached by email at shakespear_67@msn.com, or by phone at 604-790-7291. The Company has entered into a Media Services Agreement (the "Agreement") with Free Market Media dated November 19, 2024, whereby the services to be provided by Free Market Media will include digital media, advertising, and awareness campaigns for a fee of up to US$50,000.00 for a term of 90 days.  The Agreement may be renewed or extended by the Company and Free Market Media at the end of the initial term. Free Market Media and the Company operate at arm's length.

Closing of Purchase

The Company is also pleased to announce that it has closed a portion of its previously announced Definitive Agreement (the "Agreement") with an arm's length vendor to acquire a 100% interest in three separate packages of mineral claims and mineral claim applications directly contiguous to Quebec Innovative Materials Corp.'s ("QIMC") recent Hydrogen sample discovery of over 1,000 ppm, announced on September 4th 2024.

Under the terms of the Agreement to acquire a 100% interest in 19 mineral claims, the Company has paid $5,000 plus GST (Goods and Services Tax) and agreed to issue up to 1.6 million common shares of the Company. To date, 11 of 19 claim applications have been approved by the Quebec Ministry of Natural Resources and Forests, and the Company issued 1,100,000 shares upon closing of the acquisition of 11 approved claims. The balance of 500,000 shares is reserved to be issued once the remaining eight claim applications are approved. No royalty is to be paid out of any potential future revenue. The common shares issuable in connection with the Agreement will be subject to a four-month hold period under applicable Canadian securities laws.

This news release may contain information about adjacent properties on which the Company has no right to explore or mine. Investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company's properties.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's current portfolio include the 100% owned Ville Marie claims in Quebec, Canada as well as Company's Chilean projects which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF and on the Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.